SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 21 June, 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

June 21, 2010

UPDATE ON GULF OF MEXICO OIL SPILL RESPONSE

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea Source Control and Containment

Two systems continue to collect oil and gas flowing from the MC252 well and transport them to vessels on the surface.  The first is the lower marine riser package (LMRP) containment cap located on top of the Deepwater Horizon's failed blow-out preventer (BOP).  This system, which was installed on June 3, takes oil and gas to the Discoverer Enterprise.  A second system, which started on June 16, is connected directly to the BOP and carries oil and gas through a manifold and hoses to the Q4000 vessel on the surface.  The Q4000 uses a specialised clean-burning system to flare both oil and gas captured by this second system.

On June 19, a total of approximately 11,050 barrels of oil was collected and 25.6 million cubic feet of natural gas was flared on the Discoverer Enterprise.  This is less than recent averages because process facilities were shutdown for part of the day.  In the same 24-hour period, 9,990 barrels of oil and 17.8 million cubic feet of natural gas were flared on the Q4000.
The total volume of oil recovered from both the LMRP containment cap system and the Q4000 since they became operational is approximately 249,500 barrels.

Approximately
103,000
barrels of collected oil were transferred from storage on the Discoverer Enterprise to the Overseas Cascade tanker on June 17 and June 18.  The
Overseas Cascade
left the MC252 site on June 18.

The volumes of oil and gas that are captured or flared
is being updated twice daily on BP's website,
www.bp.com
. The LMRP containment cap and Q4000 systems never before have been deployed at these depths and conditions, and their efficiency and ability to contain or flare the oil and gas cannot be assured.

Preparations continue for the next step in containment operations. Construction of the first floating riser remains on schedule for the end of June.  The Helix Producer vessel then will be connected to this riser and it is currently anticipated that this system will be available to begin first operations around the end of June or early July.

Plans also are being developed for further options to provide additional containment capacity and flexibility.  These projects are currently anticipated to begin operations around mid-July
.

Work on the first relief well, which started May 2, continues and has currently reached a measured depth of 15,936 feet. The second relief well, which started May 16, is at a measured depth of 10,000 feet. Both wells are still estimated to take approximately three months to complete from commencement of drilling.

Surface Spill Response and Containment

Work continues to collect and disperse oil that has reached the surface of the sea, to protect the shoreline of the Gulf of Mexico, and to collect and clean up any oil that has reached shore.

Operations to skim oil from the surface of the water now have recovered, in total, approximately 558,000 barrels (23.4 million gallons) of oily liquid.

The total length of containment boom deployed as part of efforts to prevent oil from reaching the coast is now about 2.7 million feet (500 miles), and about 3.9 million feet (740 miles) of sorbent boom also has been deployed.

Additional information

To date, over 65,000 claims have been submitted and more than 32,000 payments have been made, totalling over $105 million.

The cost of the response to date amounts to approximately $2.0 billion, including the cost of the spill response, containment, relief well drilling, grants to the Gulf states, claims paid, and federal costs. On June 16,
BP announced an agreed package of measures, including the creation of a $20 billion fund to satisfy certain obligations arising from the oil and gas spill.
It is too early to quantify other potential costs and liabilities associated with the incident.

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BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265
www.bp.com/gulfofmexicoresponse

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  21 June 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary